UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Meridian Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9 Old Lincoln Highway
Address of Principal Executive Office (Street and Number)

Malvern, Pennsylvania 19355
City, State and Zip Code

PART II --  RULES 12b‑25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, 11‑K  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10‑Q or subject distribution report on Form 10‑D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Meridian Corporation (the “Corporation”) was unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10‑Q for the quarter ended March 31, 2019 (the "Form 10‑Q") by the prescribed filing date. The Corporation needs additional time to make certain accounting adjustments to comply with Accounting Standards Codification 860 (“ASC 860”), Transfer and Servicing, addressing the sale of residential mortgage loans to third-parties. The Corporation has determined that it may have continuing involvement in certain residential mortgage loans that the Corporation has sold since 2012 and is evaluating whether those loan sales should have qualified for sale accounting treatment under ASC 860.  The Corporation breached certain representations and warranties in the sales agreements with the investors that purchased the loans by not being licensed to originate mortgage loans in a particular state, which may be considered continuing involvement in the form of a recourse obligation created.  Although the total original amount of the residential loans that may no longer qualify for sale accounting treatment was $98 million at the dates the loans were originated, the outstanding loan balances as of March 31, 2019 are lower due to borrower payments, payoffs and refinancing. The Corporation is evaluating the materiality of this matter both qualitatively and quantitatively in accordance with Staff Accounting Bulletin No. 99, Materiality, to determine the potential effect, if any, on the previously issued consolidated financial statements as of and for the year ended December 31, 2018. The consolidated income statements, if adjusted, for these same periods would include the re-recognition of the transferred assets on the consolidated balance sheet with a corresponding payable to the investor that purchased the loans, as well an adjustment for an amount of interest income and offsetting interest expense, should these loans no longer qualify to be accounted for as sales.

The Corporation also expects to make immaterial adjustments to the previous period consolidated financial statements in its Form 10‑Q  for the quarter ended March 31, 2019 to reflect costs associated with the resolution of the licensing matter referred to above.

In addition, the Corporation is in the process of finalizing its evaluation of internal control over financial reporting. The Corporation expects to report a material weakness in Item 4 of the Corporation’s Form 10‑Q for the quarter ended March 31, 2019. The material weakness identified as of March 31, 2019, related to state licensing for mortgage loan originations by our Mortgage division, however it existed as of December 31, 2018.  Management determined that a loan system control to restrict the states in which the Corporation is permitted to originate mortgage loans was not designed or operating effectively, as it was determined that the Corporation made loans in a neighboring state where we did not have the appropriate license to do so. This material weakness impacted the Corporation’s controls over accounting for recognizing interest and fee income for certain residential mortgages, the accounting for transfers of financial assets, and the determination of liabilities related to obligations to repurchase previously sold mortgage loans.  The Corporation is licensed or has an exemption from being licensed, in all other states where we originate mortgage loans, except for the single neighboring state.

As a result of the above, the Corporation requires additional time to finalize the consolidated financial statements and related disclosures that will be included in the Form 10‑Q and does not currently expect to file its quarterly report on Form

10-Q by the prescribed due date allowed pursuant to Rule 12b-25. The Corporation is working to complete the preparation of its consolidated financial statements for the quarter ended March 31, 2019 as soon as practicable.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Denise Lindsay	(484) (568‑5000)
	(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b‑25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believes,” “intends,” “anticipates,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements regarding the expectations about the Corporation’s results and the timing of the filing of its Quarterly Report on Form 10‑Q for the three months ended March 31, 2019. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, those risks and uncertainties described in the sections entitled “Risk Factors” in the Corporation’s most recent Annual Report on Form 10‑K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Corporation disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

Meridian Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2019	By:	/s/ Denise Lindsay
		Name:	Denise Lindsay
		Title:	Executive Vice President and Chief Financial Officer